Exhibit 99.1

ATA Creativity Global Reports Q2 2025 Financial Results

Reports Q2 2025 Net Revenues and Gross Profit Increases of 8.0% and 10.2%, Respectively, as Compared to Q2 2024

Conference Call Scheduled for Wednesday, August 6, at 9:00 p.m. Eastern Time (Thursday, August 7, at 9:00 a.m. Beijing Time) with Accompanying Audio and Slide Webcast

Beijing, China, August 6, 2025 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the second quarter (“Q2 2025”) and six months (“H1 2025”) periods ended June 30, 2025.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB7.1636 to $1.00 for both reporting periods ended June 30, 2025.

Q2 2025 Financial Highlights

•	Net revenues for Q2 2025 increased 8.0% to RMB55.9 million (or $7.8 million), from RMB51.8 million in Q2 2024.
•	Gross profit for Q2 2025 increased 10.2% to RMB28.3 million (or $4.0 million), from RMB25.7 million in Q2 2024. Q2 2025 gross margin improved to 50.6%, compared to 49.6% in the prior year period.
•	Net loss attributable to ACG for Q2 2025 decreased to RMB10.8 million (or $1.5 million), compared to net loss attributable to ACG of RMB16.8 million in Q2 2024.
•	Cash and cash equivalents were RMB34.7 million (or $4.8 million) as of June 30, 2025.

H1 2025 Financial Highlights

•	Net revenues for H1 2025 increased 11.8% to RMB111.7 million (or $15.6 million), from RMB99.9 million in H1 2024.
•	Gross profit for H1 2025 increased 12.8% to RMB53.7 million (or $7.5 million), from RMB47.6 million in H1 2024. Gross margin for the current period improved to 48.1%, compared to 47.7% during H1 2024.
•	Net loss attributable to ACG for H1 2025 decreased to RMB24.1 million (or $3.4 million), compared to net loss attributable to ACG of RMB34.7 million in H1 2024.

Q2 2025 Operational Highlights

•	Student enrollment during Q2 2025 was 1,050, compared to 1,084 in Q2 2024.

-	53.0% of students were enrolled in ACG’s portfolio training programs, which consist of time-based programs and project-based programs.

-	47.0% of students were enrolled in ACG’s other programs, which mainly consist of overseas study counselling services and research-based learning services.

•	Total credit hours delivered during Q2 2025 were 42,983, representing an increase of 0.3% compared to Q2 2024.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q2 2025, compared to those for the prior-year period:

	Q2 2025	Q2 2024
	No. of Credit Hours	No. of Credit Hours	% Change
Time-based programs	10,022	16,611	(39.7)%
Project-based programs	32,961	26,230	25.7%
Total	42,983	42,841	0.3%

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “The 8.0% increase in net revenues, and the 10.2% growth in gross profit for Q2 2025 were due to higher revenues from overseas study counselling and other educational services, as well as an increased number of research-based learning projects during the period. While demand for our portfolio training services has returned to normalized levels following a post-COVID surge in 2023 and first half of 2024, we continued to offer value-added services and programs, which contributed to the revenue growth for the quarter, despite higher market competition. Furthermore, during the quarter, we continued our efforts to improve the overall efficiency of our business, streamlined the size of our sales team and explored and used several additional cost-efficient student acquisition channels such as online marketing via partner platforms. As a result of these initiatives, our Q2 2025 total operating expenses declined and margins improved as compared to the same period of 2024.”

Mr. Ma continued, “Total credit hours delivered during Q2 2025 slightly increased compared to the same period of last year. We saw substantial growth in credit hours for project-based programs as we continued to encourage newly enrolled students to take advantage of these flexible and customizable learning options, which continued to gain traction, as compared to traditional time-based programs. During Q2 2025, besides our regular Master Classes, we hosted another session of the United Nations Sustainable Development Goal Arts Boot Camp, an increasingly popular research-based learning offering that has now become a signature ACG project.”

Mr. Ma added, “This summer, our students have signed up for our regular, recurring research-based learning offerings, such as Japan and U.S. summer school camps, domestic themed travel programs focused on intangible cultural heritages in Dunhuang, Gansu Province and West Sichuan Province, as well as various in-person sessions of Summer Master Classes in Beijing featuring a wide range of arts topics taught by lecturers from reputable international colleges including MIT, Yale University, University of Southern California and Oxford University. In addition, we launched several new themed travel programs to further diversify our offerings and enhance the student experience: Singapore Top School Art Study Camp, Berklee Music Performance Intensive Camp, as well as an ACG-exclusive Studio for Electroacoustic Composition Summer School co-developed with Harvard University and UNESCO. We are pleased to wrap up Fall 2025 application season with over 4,000 offers received by ACG students from prestigious institutes worldwide, further validating our capabilities in driving positive student outcomes. Our core portfolio training services remain a leading choice for students pursuing overseas arts study opportunities. With the ongoing expansion of our value-added offerings, including overseas study counselling services and experiential learning projects, we remain committed to enabling all of our students to reach their full potential.”

Reaffirms Guidance for FY 2025

For full year 2025, ACG expects total net revenues of between RMB276 million and RMB281 million, representing a year-over-year increase of around 3% to 5%. This guidance is based on the Company's current business operations, initiatives underway for the year ending December 31, 2025, and the current and preliminary assessment of existing domestic and international market conditions, all of which remain subject to change.

Mr. Jun Zhang, President of ACG, commenting on the outlook of FY 2025, stated, “While the overall market demand has returned to normalized levels following the post-COVID rebound of student demand, we remain confident about achieving our FY 2025 revenue guidance. We expect new programs we introduced earlier this year and additional ones this summer, coupled with the continued improvements we are making for our recurring programs, should continue to drive revenue growth for the second half of the year.”

Mr. Zhang continued, “As part of our continuous effort to optimize teaching resources, we have been organizing online group classes led by our most popular teachers in regional centers like Beijing, an approach that allows us to extend top-tier support to students across the country. At ACG, we believe the investments we are making in improving student experiences, including the integration of AI into our teaching system, the provision of flexible and customizable programs, as well as growing partnerships worldwide, position us well to capture market share in an increasingly competitive landscape. Our commitment to prioritizing student outcomes and delivering high-quality offerings remains at the core of everything we do.”

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9:00 p.m. Eastern Time on Wednesday, August 6 (9:00 a.m. Beijing Time on Thursday, August 7), during which management will discuss Q2 2025 and H1 2025 results.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: http://event.choruscall.com/mediaframe/webcast.html?webcastid=ntBFTOe5, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q2 2025 Financial Review – GAAP Results

ACG’s total net revenues for Q2 2025 of RMB55.9 million (or $7.8 million), increased 8.0% as compared to RMB51.8 million in Q2 2024, primarily due to increased revenue contributions from overseas study counselling services, other educational services, and research-based learning services. Specifically:

-	Net revenues from portfolio training programs of RMB38.0 million (or $5.3 million) decreased 5.4% as compared to Q2 2024 and accounted for 68.0% of total net revenues. The decrease was mainly a result of normalized demand and increased market competition during Q2 2025 as compared to the prior-year period.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB17.9 million (or $2.5 million) increased 54.2% as compared to Q2 2024 and accounted for 32.0% of total net revenues, as ACG delivered more services during the period.

Gross profit for Q2 2025 of RMB28.3 million (or $4.0 million) increased 10.2%, from RMB25.7 million in Q2 2024, as a result of higher revenues. Gross margin slightly increased to 50.6%, compared to 49.6% in the prior-year period.

Total operating expenses for Q2 2025 were RMB42.1 million (or $5.9 million), representing a decrease of 9.4% from RMB46.5 million in Q2 2024. As a percentage of net revenues, the total operating expenses decreased to 75.3%, compared to 89.8% in Q2 2024. The decrease was a result of lower selling expenses, general & administrative expenses, as well as research and development expenses. Specifically, for Q2 2025:

-	Selling expenses of RMB21.5 million (or $3.0 million) decreased by RMB2.6 million or 10.6% from Q2 2024, mainly due to lower headcount in sales personnel and decreased sales incentives compared to the same period in 2024.
-	General & administrative expenses of RMB19.7 million (or $2.8 million), decreased by RMB1.5 million or 7.1% from Q2 2024, mainly as a result of decreased professional fees.
-	Research and development expenses of RMB0.9 million (or $0.1 million), decreased by RMB0.3 million or 26.3% from Q2 2024, as ACG’s system development was completed in Q2 2024.

Loss from operations for Q2 2025 was RMB13.7 million (or $1.9 million), compared to loss from operations of RMB20.8 million in Q2 2024. Net loss attributable to ACG for Q2 2025 was RMB10.8 million (or $1.5 million), compared to net loss attributable to ACG of RMB16.8 million in Q2 2024.

Basic and diluted losses per common share attributable to ACG for Q2 2025 were RMB0.17 (or $0.02), compared to basic and diluted losses per common share of RMB0.27 for Q2 2024. Basic and diluted losses per ADS attributable to ACG were RMB0.34 (or $0.04), compared to basic and diluted losses per ADS of RMB0.54 in Q2 2024.

H1 2025 Financial Review – GAAP Results

ACG’s total net revenues for H1 2025 were RMB111.7 million (or $15.6 million), representing an increase of 11.8% from RMB99.9 million during H1 2024, primarily due to increased revenue contributions from research-based learning services, overseas study counselling services, and other educational services. Specifically:

-	Net revenues from portfolio training programs of RMB77.5 million (or $10.8 million) increased 2.5% as compared to H1 2024 and accounted for 69.4% of total net revenues.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB34.2 million (or $4.8 million) increased 40.8% as compared to H1 2024 and accounted for 30.6% of total net revenues. The increase was a result of increased services delivered across the three lines of services over the period.

Gross profit for H1 2025 was RMB53.7 million (or $7.5 million), representing an increase of 12.8% from RMB47.6 million during H1 2024, mainly due to increased net revenues. Gross margin was 48.1% during the period, compared to 47.7% during H1 2024.

Total operating expenses for H1 2025 were RMB84.3 million (or $11.8 million), representing a decrease of 6.4% from RMB90.1 million in H1 2024. As a percentage of net revenues, the total operating expenses decreased to 75.5%, compared to 90.2% in H1 2024. The decrease was mainly a result of lower selling expenses and research and development expenses, offset by higher general & administrative expenses. Specifically, for H1 2025:

-	Selling expenses of RMB42.8 million (or $6.0 million) decreased by RMB3.8 million or 8.3% from H1 2024, primarily driven by lower headcount in sales personnel and decreased sales incentives compared to H1 2024.
-	General & administrative expenses of RMB43.7 million (or $6.1 million) increased by RMB2.5 million or 5.9% from H1 2024, mainly as a result of increased expenses related to development of new projects carried out in Q1 2025.
-	Research and development expenses of RMB1.6 million (or $0.2 million) decreased by RMB0.6 million or 26.8% from H1 2024, as ACG’s system development was completed in Q2 2024.

Loss from operations for H1 2025 was RMB30.5 million (or $4.3 million), compared to loss of RMB42.4 million during H1 2024 as a result of higher net revenues and lower operating expenses. Net loss attributable to ACG for H1 2025 was RMB24.1 million (or $3.4 million), compared to net loss attributable to ACG of RMB34.7 million during H1 2024.

For H1 2025, basic and diluted losses per common share attributable to ACG were RMB0.38 (or $0.05), compared to RMB0.55 during H1 2024. Basic and diluted losses per ADS attributable to ACG were RMB0.76 (or $0.10), compared to RMB1.10 during H1 2024.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Q2 2025, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB10.6 million (or $1.5 million), compared to adjusted net loss of RMB15.9 million in Q2 2024.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q2 2025, were RMB0.17 (or $0.02). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q2 2025 were RMB0.34 (or $0.04).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Q2 2025 were both 31.7 million. The number of weighted average ADSs used to calculate basic and diluted losses per ADS for H1 2025 were both 31.7 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2025, ACG’s cash and cash equivalents were RMB34.7 million (or $4.8 million), working capital deficit was RMB304.0 million (or $42.4 million), and total shareholders’ equity was RMB55.8 million (or $7.8 million); compared to cash and cash equivalents of RMB36.5 million, working capital deficit of RMB287.9 million, and total shareholders’ equity of RMB79.6 million, respectively, as of December 31, 2024.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2025 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2024, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and six months ended June 30, 2025, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.1636 to $1.00, the noon buying rate as of June 30, 2025, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610
azhang@theequitygroup.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	36,523,995	34,673,597	4,840,248
Accounts receivable	2,712,845	298,377	41,652
Prepaid expenses and other current assets	27,402,834	35,211,176	4,915,291
Total current assets	66,639,674	70,183,150	9,797,191

Long-term investments	38,000,000	38,000,000	5,304,595
Property and equipment, net	38,698,086	35,081,608	4,897,204
Intangible assets, net	46,236,111	37,369,444	5,216,573
Goodwill	196,289,492	196,289,492	27,400,957
Other non-current assets	35,156,141	35,443,720	4,947,753
Right-of-use assets	35,907,761	31,199,515	4,355,284
Deferred income tax assets	—	674,306	94,129
Total assets	456,927,265	444,241,235	62,013,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	56,372,960	48,255,332	6,736,186
Short-term loan	—	16,031,929	2,237,971
Lease liabilities-current	18,085,643	15,282,103	2,133,299
Deferred revenues	280,036,806	294,623,424	41,127,844
Total current liabilities	354,495,409	374,192,788	52,235,300

Lease liabilities-non-current	17,120,842	14,233,741	1,986,954
Deferred income tax liabilities	5,664,822	—	—
Total liabilities	377,281,073	388,426,529	54,222,254

Shareholders’ equity:
Common shares	4,755,623	4,764,603	665,113
Treasury shares	(8,201,046)	(8,201,046)	(1,144,822)
Additional paid-in capital	547,915,003	548,183,361	76,523,446
Accumulated other comprehensive loss	(36,952,183)	(36,947,902)	(5,157,728)
Accumulated deficit	(427,806,949)	(451,920,026)	(63,085,603)
Total shareholders’ equity attributable to ACG	79,710,448	55,878,990	7,800,406
Non-redeemable non-controlling interests	(64,256)	(64,284)	(8,974)
Total shareholders’ equity	79,646,192	55,814,706	7,791,432
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	456,927,265	444,241,235	62,013,686

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	51,763,927	55,890,383	7,801,997
Cost of revenues	26,071,829	27,583,669	3,850,532
Gross profit	25,692,098	28,306,714	3,951,465

Operating expenses:
Research and development	1,153,780	850,299	118,697
Sales and marketing	24,081,769	21,536,290	3,006,350
General and administrative	21,235,504	19,721,654	2,753,037
Total operating expenses	46,471,053	42,108,243	5,878,084
Other operating income, net	20,692	53,822	7,513
Loss from operations	(20,758,263)	(13,747,707)	(1,919,106)
Other income (expense):
Interest income, net of interest expenses	310,074	33,964	4,741
Foreign currency exchange losses, net	(5,304)	(7,712)	(1,077)
Loss before income taxes	(20,453,493)	(13,721,455)	(1,915,442)
Income tax benefit	(3,699,983)	(2,953,020)	(412,226)
Net loss	(16,753,510)	(10,768,435)	(1,503,216)
Net income (loss) attributable to non-redeemable non-controlling interests	(22)	0	0
Net loss attributable to ACG	(16,753,488)	(10,768,435)	(1,503,216)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	23,614	(7,968)	(1,112)
Comprehensive loss attributable to ACG	(16,729,874)	(10,776,403)	(1,504,328)

Basic and diluted losses per common share attributable to ACG	(0.27)	(0.17)	(0.02)
Basic and diluted losses per ADS attributable to ACG	(0.54)	(0.34)	(0.04)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	99,889,746	111,681,289	15,590,107
Cost of revenues	52,287,181	57,986,264	8,094,570
Gross profit	47,602,565	53,695,025	7,495,537

Operating expenses:
Research and development	2,184,042	1,598,301	223,114
Sales and marketing	46,643,677	42,792,521	5,973,606
General and administrative	41,242,442	43,695,797	6,099,698
Provision for loan receivable and other receivables	—	(3,781,662)	(527,900)
Total operating expenses	90,070,161	84,304,957	11,768,518
Other operating income, net	43,780	72,627	10,138
Loss from operations	(42,423,816)	(30,537,305)	(4,262,843)
Other income (expense):
Interest income, net of interest expenses	643,219	95,510	13,333
Foreign currency exchange losses, net	(5,868)	(10,438)	(1,457)
Loss before income taxes	(41,786,465)	(30,452,233)	(4,250,967)
Income tax benefit	(7,084,151)	(6,339,128)	(884,908)
Net loss	(34,702,314)	(24,113,105)	(3,366,059)
Net loss attributable to non-redeemable non-controlling interests	(50)	(28)	(4)
Net loss attributable to ACG	(34,702,264)	(24,113,077)	(3,366,055)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	36,425	4,281	598
Comprehensive loss attributable to ACG	(34,665,839)	(24,108,796)	(3,365,457)

Basic and diluted losses per common share attributable to ACG	(0.55)	(0.38)	(0.05)
Basic and diluted losses per ADS attributable to ACG	(1.10)	(0.76)	(0.10)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2024	2025	2024	2025
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(16,753,488)	(10,768,435)	(34,702,264)	(24,113,077)
Share-based compensation expenses	810,701	201,179	1,883,317	282,711
Foreign currency exchange losses, net	5,304	7,712	5,868	10,438
Non-GAAP net loss attributable to ACG	(15,937,483)	(10,559,544)	(32,813,079)	(23,819,928)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.27)	(0.17)	(0.55)	(0.38)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.25)	(0.17)	(0.52)	(0.38)